FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

Report of Foreign Issuer

Furnished Pursuant to Rule 13a - 16 or 15d - 16 of the

Securities Exchange Act of 1934

For the period ending 23 September 2003

BRITISH AIRWAYS Plc

Waterside HBA3, PO Box 365, Harmondsworth UB7 0GB

CONTENTS

1.
Commercial Pact Signed With Swiss
23 September 2003

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

BRITISH AIRWAYS Plc

Date:
23 September 2003

Sarah Billington

Manager Shareholder Services

COMMERCIAL PACT SIGNED WITH SWISS

British Airways and Swiss International Airlines today signed a legally binding memorandum of understanding under which the two airlines envisage entering into a commercial agreement.

British Airways and Swiss plan joint operations between the UK and Switzerland with codesharing on London Heathrow Swiss routes from October 26 that will give both airlines customers convenient access to worldwide destinations via London and Zurich.

The Swiss frequent flyer scheme will be gradually integrated into the British Airways Executive Club. Miles already earned with Swiss will retain their current validity.

In addition, BA will enter into a slot exchange agreement for eight Heathrow daily slot pairs from Swiss.

Swiss will also enter the oneworld alliance, of which British Airways is a founder member. This will provide the grouping with an additional high-quality carrier and an important additional airport hub in central Europe, serving one of the worlds most important financial centres and providing customers with greater choice of destination, airline and global alliance. (See separate press release from oneworld for further details).

Rod Eddington, chief executive of British Airways, said: I am delighted to welcome Swiss into the oneworld alliance. This commercial deal will benefit both British Airways and the new Swiss, which has a quality product, network and hub in Zurich which makes it a logical fit to oneworld in Central Europe.

Andre Dose, chief executive officer of Swiss said: We are proud to be a member of oneworld, the worlds leading international alliance. Swiss as well as oneworld clients will benefit from the enhanced network and the joint frequent flyer programmes.

ends

23, September 2003 125/KG/03

Commercial pact signed with Swiss/2
Notes to editors

The codeshare destinations on London Heathrow Swiss routes are Geneva, Basle, and Zurich.
British Airways will support a CHF50 million credit facility for Swiss to be secured against slots at London Heathrow airport.

British Airways Swiss
Destinations 220 71
Daily departures 1,385 388
Employees 44, 612 6, 500
Fleet 312 79
Operating revenue £7, 688 million CHF 4,395 million
Operating profit £295 million -CHF 5, 304 million
Frequent flyer program Executive club Swiss TravelClub
Airport lounges 222 76
Chief Executive Rod Eddington Andre Dose
Headquarters London, UK Basle, Switzerland
Year of formation Traces its origins back to 1919 2002
Ownership Publicly quoted company, with shares traded on the London and New York Stock Exchanges Owned by Swiss federal government (20.5%), cantons, institutional and small private investors
Website address Ba.com Fly-swiss.com

Certain information included in this statement is forward-looking and involves risks and uncertainties that could cause actual results to differ materially from those expressed or implied by the forward looking statements.

Forward-looking statements include, without limitation, projections relating to results of operations and financial conditions and the Companys plans and objectives for future operations, including, without limitation, discussions of the Companys Future Size and Shape programme, expected future revenues, financing plans and expected expenditures and divestments. All forward-looking statements in this report are based upon information known to the Company on the date of this report. The Company undertakes no obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.

It is not reasonably possible to itemise all of the many factors and specific events that could cause the Companys forward looking statements to be incorrect or that could otherwise have a material adverse effect on the future operations or results of an airline operating in the global economy. Information on some factors which could result in material difference to the results is available in the Companys SEC filings, including, without limitation the Companys Report on Form 20-F for the year ended March 2003.

Investor Relations
Waterside (HCB3)
PO Box 365
Harmondsworth
UB7 OGB
Tel: + 44 (0) 20 8738 6947